UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 _____________________
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 2)
COREL CORPORATION
(Name of Subject Company)

COREL HOLDINGS, L.P.
(Names of Filing Person (offeror))

Vector Capital Partners II International, Ltd. Amish Mehta Alexander R. Slusky (Names of Filing Persons (other persons))

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities) _____________________
21869X103
(Cusip Number of Class of Securities)

Corel Holdings, L.P.
Vector Capital Partners II International, Ltd.
Alexander R. Slusky
Amish Mehta
c/o Vector Capital Corporation
One Market Street, Steuart Tower, 23rd Floor,
San Francisco, CA  94105
Telephone:  (415) 293-5000
Attn:  Alexander R. Slusky

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Martin A. Wellington Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 Telephone: (650) 752-2000 Fax: (650) 752-3618	Craig Wright Emmanuel Z. Pressman Osler, Hoskin & Harcourt LLP Box 50, 1 First Canadian Place Toronto, Ontario, Canada M5X 1B8 Telephone: (416) 362-2111 Fax: (416) 862-6666

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$34,724,716.00	$1,937.64

*      Estimated for purposes of calculating the filing fee only.  Calculated by multiplying (i) the sum of (A) 8,222,724, which is the difference between 25,905,422, the number of common shares, no par value (“Shares”), of Corel Corporation outstanding as of September 22, 2009, and 17,682,698, the number of Shares beneficially owned by Corel Holdings, L.P., (B) 447,767, which is the number of Shares issuable upon the exercise of outstanding options that are vested and exercisable as of September 30, 2009 with an exercise price less than $4.00 (“in-the-money” options), and (C) 10,688, which is the number of restricted stock units (“RSUs”) that are vested and exercisable as of September 30, 2009, by (ii) $4.00, which is the per Share tender offer price. The number of outstanding Shares is contained in Corel Corporation’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2009.  The number of Shares issuable upon the exercise of “in-the-money” options, the weighted average exercise price for such options and the number of RSUs that are vested before September 30, 2009 are provided by Corel Corporation.

**      The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 2 for Fiscal Year 2010 issued by the Securities and Exchange Commission on September 28, 2009, by multiplying the transaction valuation by 0.0000558.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,666.31	Filing Party:	Corel Holdings, L.P.
Form or Registration No.:	SC TO-T	Date Filed:	October 28, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

CUSIP No. 21869X103
1.	Names of Reporting Persons. Corel Holdings, L.P. (“Corel Holdings”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.
Sole Voting Power
17,682,698 shares, except that Vector Capital Partners II International, Ltd. (“VCP II Int’l”), the general partner of Corel Holdings, may be deemed to have sole power to vote these shares, and Alexander R. Slusky (“Slusky”), the sole director of VCP II Int’l, may be deemed to have sole power to vote these shares.

	8.	Shared Voting Power
9.
Sole Dispositive Power
17,682,698 shares, except that VCP II Int’l, the general partner of Corel Holdings, may be deemed to have sole power to dispose of these shares, and Slusky, the sole director of VCP II Int’l, may be deemed to have sole power to dispose of these shares.

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,682,698
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 68.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 21869X103
1.	Names of Reporting Persons. Vector Capital Partners II International, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.
Sole Voting Power
17,682,698 shares, all of which are beneficially owned by Corel Holdings.  VCP II Int’l, the general partner of Corel Holdings, may be deemed to have sole power to vote these shares, and Slusky, the sole director of VCP II Int’l, may be deemed to have sole power to vote these shares.

	8.	Shared Voting Power
9.
Sole Dispositive Power
17,682,698 shares, all of which are beneficially owned by Corel Holdings.  VCP II Int’l, the general partner of Corel Holdings, may be deemed to have sole power to dispose of these shares, and Slusky, the sole director of VCP II Int’l, may be deemed to have sole power to dispose of these shares.

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,682,698
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 68.3%
14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 21869X103
1.	Names of Reporting Persons. Alexander R. Slusky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.
Sole Voting Power
17,682,698 shares, of which 25,084 are beneficially owned directly by Slusky and of which the remainder are beneficially owned by Corel Holdings.  Slusky is the sole director of VCP II Int’l, which is the general partner of Corel Holdings, and may be deemed to have sole power to vote these shares.

	8.	Shared Voting Power
9.
Sole Dispositive Power
17,682,698 shares, of which 25,084 are beneficially owned directly by Slusky and of which the remainder are beneficially owned by Corel Holdings.  Slusky is the sole director of VCP II Int’l, which is the general partner of Corel Holdings, and may be deemed to have sole power to dispose of these shares.

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,682,698
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 68.3%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO on October 28, 2009 (as amended and/or supplemented, the “Schedule TO”) by Corel Holdings, L.P., a Cayman Islands limited partnership (the “Purchaser”).  The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common shares, no par value (the “Shares”), of Corel Corporation, a Canadian corporation (the “Company”), not owned by the Purchaser and its affiliates upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO filed on October 28, 2009.

The Purchaser and the other filing persons set forth on the cover of this Amendment anticipate filing a subsequent amendment to the Schedule TO in response to comments provided by the Securities and Exchange Commission.

Item 1 through 9, 11 and 13.

(1) The Offer Price is increased from $3.50 per Share to $4.00 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer. The full text of the press release issued by the Purchaser on November 12, 2009 announcing the increase in the Offer Price is filed herewith as Exhibit (a)(5)(iii). All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, to the Offer Price of $3.50 per Share are hereby amended and restated to refer to $4.00 per Share. Shareholders are NOT required to submit a new Letter of Transmittal to receive $4.00 per Share. Any Shares previously validly tendered and not withdrawn will receive the amended Offer Price of $4.00 per share, if the Offer is completed.

(2) The following new paragraphs are added to the Offer to Purchase after the final paragraph under “Special Factors—Section 1—Background:”

Shortly after commencement of the Offer, counsel to Vector Capital discussed with counsel to the Company and the Designated Directors ambiguities in the Company’s Amended 2006 Equity Incentive Plan regarding whether completion of the Offer and the Second Step Acquisition would constitute events that would enable the resulting privately held entity to assume the stock options as described in “Summary Term Sheet” under the caption “How will my stock options be treated in the offer?” and “Special Factors—Section 11—Interests of Certain Persons in the Offer—Treatment of Options.”  Such counsel further advised that it was Vector Capital’s understanding that completion of the Offer and the Second Step Acquisition should be such an event and requested that the Designated Directors consider adoption of a clarifying amendment to the Amended 2006 Equity Incentive Plan.  Counsel to Vector Capital was subsequently advised by counsel to the Designated Directors that they would take the suggestion under advisement.

On November 3, 2009, Mr. Mehta met telephonically with the Designated Directors, Genuity Capital Markets and counsel to the Designated Directors. Mr. Mehta reviewed and discussed with the Designated Directors the presentation Vector Capital had prepared for use in discussions of the Offer with other investors.  Mr. Mehta, the Designated Directors and other participants then discussed shareholder reaction to the Offer.  In that context, Mr. Mehta reiterated his view that the price per share in the Offer is fair, but also indicated that Vector Capital would be prepared to consider increasing the price per share in its Offer based on the results of its discussions with shareholders and the Designated Directors since the commencement of the Offer.

Genuity Capital Markets then advised Vector Capital that since the announcement of the Offer, the Designated Directors had received unsolicited indications of interest from Party D, Party E, a private equity fund, and Party F, a privately held company.  Neither Party D nor Party E provided any indication of value or other terms of a possible transaction.  Party F indicated it might be willing to purchase all of the Company’s outstanding Shares at a price of $4.00 to $4.50 in cash per Share.  Mr. Mehta indicated that he was familiar with each of these parties, and shared his concerns with the Designated Directors about their ability and willingness to execute and finance a transaction that would offer the certainty and liquidity that Vector Capital’s offer represented for the minority shareholders.  Beyond that, Mr. Mehta reaffirmed that under the circumstances, Vector Capital was not considering a sale of its Shares to any third party and that, in its view, no transaction other than an acquisition of the Company by Vector Capital would be appropriate or successful.

On November 5, 2009, Mr. Mehta contacted Genuity Capital Markets to indicate that he wished to speak to them regarding next steps in the offer on November 6, 2009 after the close of markets.  Later in the day, Genuity Capital Markets contacted Mr. Mehta and indicated that the Designated Directors would be meeting at 5 p.m. Eastern time on November 6, 2009, and Mr. Mehta indicated that he would call in advance of the meeting.

On November 6, 2009, Mr. Mehta called Genuity Capital Markets.  He indicated that in Vector Capital’s discussions with shareholders, certain shareholders had indicated that they were inclined to tender their shares, but they asked Vector Capital to increase its offer price and told Vector Capital that they would prefer not to tender if the Designated Directors recommended against the Offer.  Mr. Mehta reiterated Vector Capital’s preference that the Designated Directors recommend in favor of the transaction or at least remain neutral.  In that regard, Mr. Mehta indicated that it wished to discuss with the Designated Directors a possible increase in its offer price in the context of the Designated Directors’ deliberations regarding their recommendation.  Mr. Mehta suggested Vector Capital might be inclined to increase its offer to $3.60 if it believed that the Designated Directors would recommend in favor of the Offer at that level.

Later in the evening on November 6, 2009, Genuity Capital Markets called Mr. Mehta and told him that the Designated Directors did not wish to engage in such discussions with Vector Capital and that their position with respect to the Offer was unchanged.  Mr. Mehta then attempted to reach Mr. Ciporin by email to request a discussion directly, and Mr. Ciporin declined to have a conversation in the absence of counsel.

On November 7, 2009, counsel to Vector Capital and counsel to the Designated Directors arranged a meeting between the Designated Directors and Vector Capital for November 8, 2009.

On November 8, 2009, Mr. Mehta and counsel to Vector Capital met telephonically with Messrs. Ciporin, Cohen and Tissenbaum, Genuity Capital Markets and counsel to the Designated Directors.  Mr. Mehta reviewed Vector Capital’s concerns regarding debt covenant compliance and the Company’s need for working capital.  He indicated that Vector Capital believes the Company will require substantial additional equity financing to enable it to comply with the Company’s debt covenants and to fund working capital requirements on a sustainable basis.  Mr. Mehta also stated Vector Capital had spoken to most of the Company’s major shareholders and that these shareholders were frustrated with Corel’s performance and share price, believed that Corel should no longer be public and understood Vector Capital’s belief’s regarding the Company’s need for additional equity financing on top of whatever Vector would pay in the transaction.  Mr. Mehta concluded by telling the Designated Directors that under the circumstances Vector Capital did not foresee offering $4.00 per share or close to that amount, but that in light of shareholder reaction it did foresee increasing its offer price somewhat.  Mr. Mehta said that he would prefer to announce the offer price increase in the context of a coordinated announcement with the Designated Directors stating a recommendation for the Offer, but at a minimum that it would remain neutral.  Mr. Mehta stated that Vector Capital planned to announce its increased offer price on November 10, 2009, and to advise the Designated Directors of its new price after the close of Markets on November 9, 2009.  The Designated Directors indicated they understood Vector Capital’s position.

Later in the day, Genuity Capital Markets contacted Mr. Mehta and told him that at the price levels Vector Capital had indicated to date, Vector Capital should expect that the Designated Directors would recommend against tendering into the Offer.

On November 9, 2009, based on Vector Capital’s contacts with Genuity Capital Markets, and also with certain Designated Directors, that day, Mr. Mehta informed Genuity Capital Markets that upon further reflection Vector Capital preferred to make a coordinated filing with the Designated Directors and was hopeful there could be an opportunity to identify an offer price that the Designated Directors could support, or at least not be against, the Offer.  Genuity Capital Markets said that the Designated Directors had a meeting scheduled for November 11, 2009 where Genuity Capital Markets would present its financial analysis and the Designated Directors would consider its position with respect to the Offer.  Genuity Capital Markets also stated that Vector Capital should not expect to hear back from the Designated Directors prior to the meeting on November 11, 2009.

On November 10, 2009, counsel to Vector Capital contacted counsel to the Designated Directors and asked if it was the intent of the Designated Directors to share a draft of their statement with respect to the Offer, or at least the background section, with Vector Capital in advance of publishing it.  Counsel to the Designated Directors said they would confirm with the Designated Directors their intention regarding sharing of the background section, provided Vector Capital would continue to share its drafts.  Counsel to Vector Capital said Vector Capital would share its drafts of the background section, but noted that it appeared the Designated Directors would be publishing their statement before Vector Capital made its next disclosure.  Counsel to the Designated Directors asked if Vector Capital planned to make any changes to the offer price that day, and counsel to Vector Capital stated that it had not received any specific direction from Vector Capital on its next steps, but that given the status of preparation of its next disclosure, it would not be possible that day.

On November 11, 2009, Genuity Capital Markets contacted Mr. Mehta to inform him that the Designated Directors would meet at 7:30 p.m., Eastern time, to discuss Vector Capital’s Offer and determine what position to take, and asked Mr. Mehta if he had anything further he wished for the Designated Directors to consider in making that determination.  Mr. Mehta indicated that he did not.  A series of conversations between Mr. Mehta and Genuity Capital Markets ensued over the next several hours.  Genuity Capital Markets noted that Vector Capital had previously discussed the likely need for a price increase at some point to get the transaction completed, and suggested that Vector Capital make a proposal.  Mr. Mehta asked whether the Designated Directors would remain neutral at an Offer price of $3.75 per share.  Genuity Capital Markets stated that the Designated Directors had a strong desire to recommend either in favor of or against the Offer, and that at $3.75 per share the Designated Directors would be unable to recommend in favor.  Mr. Mehta asked whether the Designated Directors would recommend in favor of the Offer at $3.90 per share or would remain neutral at $3.75 per share.  At the conclusion of that discussion, Mr. Mehta told Genuity Capital Markets that he would be on a transcontinental flight for the remainder of the day, and that Genuity Capital Markets should direct all further calls to his colleague at Vector Capital, Mr. Robert Amen.  Genuity Capital Markets later told Mr. Amen that they believed the Designated Directors would be inclined to recommend in favor of the Offer if Vector Capital were to offer $4.00 per share, and to remain neutral at $3.90 per share.  Mr. Amen initially requested confirmation that the Designated Directors would not be inclined to recommend in favor of the Offer at $3.90 per share and asked whether the Designated Directors would be inclined to remain neutral at $3.80 per share.  Genuity Capital Markets advised Mr. Amen that they believed that the Designated Directors would not be inclined to recommend in favor of the Offer at $3.90 per share or remain neutral at $3.80 per share.  Upon further consideration with Messrs. Slusky and Mehta, Mr. Amen called Genuity Capital Markets back and indicated that Vector Capital would be prepared to offer $4.00 per share if advised by Genuity Capital Markets that the Designated Directors would recommend in favor of the Offer, and that this represented Vector Capital’s best and final proposal.

Later in the evening counsel to the Designated Directors convened a call with counsel to Vector Capital and the Company and conveyed that the Designated Directors were inclined to recommend in favor of the Offer if Vector Capital were to raise its offer price to $4.00 per share.  Such counsel further advised that the Designated Directors would not adopt a formal recommendation until Genuity Capital Markets had revised its financial advice based on consideration of a higher offer price, and that such advice could not be delivered until the morning of November 12, 2009.  Counsel to Vector Capital confirmed that Vector Capital would raise its offer price to $4.00 per share if further advised by the Designated Directors that they would recommend in favor of the Offer on that basis.

On the morning of November 12, 2009, counsel to the Designated Directors advised counsel to Vector Capital that the Designated Directors would recommend in favor of the Offer if Vector Capital raised the offer price to $4.00 per share.  Counsel to Vector Capital confirmed that Vector Capital would increase the offer price to $4.00 per share.  Shortly thereafter the Company filed a press release announcing that the Designated Directors were unable to make any recommendation because they had been advised by Vector Capital that it would be increasing its offer price the evening before and needed time to complete their evaluation.  Shortly thereafter Vector Capital announced the increase in its offer price to $4.00 per share, and that it expected the Designated Directors to recommend in favor of the Offer.

(3) The information appearing in the “Summary Term Sheet” of the Offer to Purchase under the caption “Do you have the financial resources to pay for the shares?” is hereby replaced in its entirety with the following paragraph:

Yes. We estimate that we will need approximately $35.8 million to consummate the offer and to pay related fees and expenses. One or more affiliates of Vector Capital, each of which is controlled by Alexander R. Slusky, will provide all of such funds.  The offer is not subject to a financing condition. See “The Offer—Section 11—Source and Amount of Funds.”

(4) The information appearing in the Offer to Purchase under “The Offer—Section 11—Source and Amount of Funds” is hereby replaced in its entirety with the following paragraph:

We estimate that we will need approximately $35.8 million to consummate the offer and to pay related fees and expenses. One or more affiliates of Vector Capital, each of which is controlled by Alexander R. Slusky, will provide all of such funds. The offer is not subject to a financing condition.

(5) The information appearing in the “Summary Term Sheet” of the Offer to Purchase under the caption “What does the Board of Directors of the Company think of the offer?” is hereby replaced in its entirety with the following paragraph:

We are making the offer directly to the shareholders of the Company. Because we and our designees to the Company’s Board of Directors have a conflict of interest with the Company and its shareholders with respect to the offer, the Board of Directors has designated Barry Tissenbaum, Steven Cohen and Dan Ciporin as the disinterested “Designated Directors” to act as the Board for all purposes related to the offer, including for determining what position, if any, the Board of Directors should take with respect to the offer.  Based on discussions between Vector Capital and the Designated Directors, Vector Capital expects that the Designated Directors will recommend that the shareholders of the Company accept the offer and tender their shares pursuant to the offer. For a discussion of the factors the Designated Directors of the Company considered in making their recommendations, please see the Company’s solicitation/recommendation statement on Schedule 14D-9 filed by the Company with the U.S. Securities and Exchange Commission, which may be amended from time to time. See “Introduction” and “Special Factors—Section 1—Background of the Offer; Past Contacts or Negotiations with the Company.”

(6) The information appearing in the first paragraph on page 8 of the Offer to Purchase under “Introduction” is hereby replaced in its entirety with the following paragraph:

We have not asked the Board of Directors of the Company (the “Company Board”) to approve or recommend the Offer. Because we and our designees to the Company Board have a conflict of interest with the Company and its shareholders with respect to the Offer, the Company Board has designated Barry Tissenbaum, Steven Cohen and Dan Ciporin as the disinterested “Designated Directors” to act as the Company Board for all purposes related to the Offer, including for determining what position, if any, the Company Board should take with respect to the Offer.  Based on discussions between Vector

Capital and the Designated Directors, Vector Capital expects that the designated directors will recommend that the shareholders of the Company accept the offer and tender their shares pursuant to the offer.  For a discussion of the factors the Designated Directors of the Company considered in making their recommendations, please see the Company’s solicitation/recommendation statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) filed by the Company with the SEC, which may be amended from time to time. The Schedule 14D-9 will also contain other important information and we recommend that holders of Shares review it carefully when it becomes available.

(7) The information appearing in the Offer to Purchase under “Special Factors—Section 3—Position of the Purchaser Regarding Fairness of the Transaction” is hereby amended by deleting the third full bullet point, which reads “The Offer Price is all cash, which eliminates uncertainties in valuing the consideration,” on pages 18-19 of the Offer to Purchase under “Special Factors—Section 3—Position of the Purchaser Regarding Fairness of the Transaction.”

(8) The information appearing in the Offer to Purchase under “Special Factors—Section 3—Position of the Purchaser Regarding Fairness of the Transaction” is hereby amended and supplemented by adding the following as a new bullet point at the end of the fifth full bullet point (beginning with “Following the successful completion of the Offer and a Second-Step Acquisition….”) on pages 18-19 of the Offer to Purchase under “Special Factors — Section 3 — Position of the Purchaser Regarding Fairness of the Transaction:”

While we have increased the Offer Price from $3.50 per Share to $4.00 per Share, we continue to believe that the $3.50 per Share initial offer price is fair to the shareholders of the Company unaffiliated with us based on the above factors.  Since the date of this Offer to Purchase, we have not changed our belief in the reasonableness and appropriateness of the other factors described above.  We decided to increase the Offer Price to $4.00 per Share in order to maximize investor participation in the Offer.  Since we continue to believe that the $3.50 per Share initial offer price was fair to the shareholders of the Company unaffiliated with us, we, for the same reasons described above, believe that the increased Offer Price of $4.00 per Share is also fair to such shareholders.

(9) The information appearing in the Offer to Purchase under “Special Factors — Section 3 — Position of the Purchaser Regarding Fairness of the Transaction” is hereby further amended and supplemented with the following paragraphs:

While the Purchaser did consider historical trading prices and liquidity of the Company’s common shares in evaluating whether the Offer is fair to the unaffiliated shareholders, the Purchaser did not give any weight to the rise in the Company’s share price in June 2009 because the Purchaser believes the increase was the result of unsubstantiated rumors in the market.  In this regard, the Purchaser notes that after the Company disclosed that it was unaware of any undisclosed material changes related to the Company on June 12, 2009, the Company’s share price dropped by over 45%.

Given the continuing deterioration of the Company’s operating results and financial condition, the Purchaser’s belief that restructuring was required at the Company and the Purchaser’s belief that a substantial equity investment is required for the Company to maintain debt covenant compliance and fund its working capital requirements on a sustainable basis, the Purchaser did not believe an analysis of the Company’s going concern value was meaningful in determining whether the Offer is fair to unaffiliated shareholders.

Also, the Purchaser did not receive any report or appraisal from an outside party that is materially related to the transaction.

Purchaser, Vector Capital Partners II International, Ltd., Amish Mehta and Alexander R. Slusky, to whom we collectively refer to as the “Purchaser Group,” constitute affiliates of the Company that are engaging in a Rule 13e-3 transaction under the rules of the SEC.  Under such rules, the Purchaser Group is required to express their belief as to the fairness of the Offer and the Second-Step Acquisition to shareholders of the Company who are not affiliated with the them.  Accordingly, each reference to “us,” “we,” “our” and the “Purchaser” under this section shall be replaced with the “Purchaser Group,” other than any reference that applies to Purchaser solely in its capacity as the offeror under the terms of the Offer. Moreover, to the extent that the discussion in this section addresses substantive and procedural fairness determinations made by the Purchaser Group, references to “shareholders” shall refer to shareholders unaffiliated with the Purchaser or its affiliates, as opposed to all shareholders of the Company.

(10) The information appearing in the Offer to Purchase under “The Offer — Section 10 — Certain Information Concerning the Purchaser and its Affiliates” is replaced in its entirety with the following paragraphs:

The Purchaser is a Cayman Islands limited partnership formed on July 2, 2003 for purposes of acquiring and holding common shares of Corel Corporation and it has not engaged in any other business activities.

The purchaser’s sole general partner is Vector Capital Partners II International, Ltd., whose sole director is Alexander R. Slusky.

Alexander R. Slusky and Amish Mehta are Vector Capital’s nominees serving on the Company Board.

The principal business address of each member of the Purchaser Group is c/o Vector Capital, One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105. The business telephone number of each member of the Purchaser Group is (415) 293-5000.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director, executive officer and control person of the members of the Purchaser Group and certain other information are set forth on Schedule A hereto.

Except as set forth elsewhere in this Offer to Purchase: (a) neither the Purchaser Group nor, to the Purchaser Group’s knowledge, any person listed in Schedule A hereto or any associate of the Purchaser Group or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (b) neither the Purchaser Group nor, to the Purchaser Group’s knowledge, any person or entity referred to in clause (a) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (c) neither the Purchaser Group nor, to the Purchaser Group’s knowledge, any person listed in Schedule A to this Offer to Purchase, has any agreement, arrangement or understanding with any other person with respect to any securities of the Company (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) during the two years before the date of this Offer to Purchase, there have been no transactions between the Purchaser Group, their subsidiaries or, to the Purchaser Group’s knowledge, any of the persons listed in Schedule A to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors, controlling shareholders or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (e) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between the Purchaser Group, their subsidiaries or, to the Purchaser Group’s knowledge, any of the persons listed in Schedule A to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (f) neither the Purchaser Group nor, to the Purchaser Group’s knowledge, any person listed in Schedule A to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (g) neither the Purchaser Group nor, to the Purchaser Group’s knowledge, any person listed in Schedule A to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

The members of the Purchaser Group do not believe the financial condition of the Purchaser is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) consummation of the Offer is not subject to a financing condition and (iii) as described under “The Offer—Section 11—Source and Amount of Funds” below, the Purchaser will have sufficient funds to purchase all Shares validly tendered, and not withdrawn, in the Offer and to provide funding for the Second-Step Acquisition, which will follow the successful completion of the Offer.

The Purchaser has not made any arrangements in connection with the Offer to provide holders of Shares access to our corporate files or to obtain counsel or appraisal services at our expense.

(11) The information appearing in Schedule A “Directors, Executive Officers and Controlling Persons of the Purchaser” to the Offer to Purchase is replaced in its entirety with the following:

SCHEDULE A

DIRECTORS, EXECUTIVE OFFICERS OF MEMBERS OF THE PURCHASER GROUP

1. The Purchaser, Vector Capital Partners II International, Ltd. and Alexander R. Slusky

Alexander R. Slusky is the sole director of Vector Capital Partners II International, Ltd. Vector Capital Partners II International, Ltd. is the sole general partner of the Purchaser.  Set forth below are the current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of Alexander R. Slusky. Mr. Slusky is a citizen of the United States.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Alexander R. Slusky	Mr. Slusky has served as managing partner of Vector Capital since its inception in 1997. Mr. Slusky has been a member of the Board of Directors of Corel Corporation since 2003.

2. Amish Mehta

Set forth below are the current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of Amish Mehta.  Mr. Mehta is a citizen of the United States.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Amish Mehta
Mr. Mehta is a partner of Vector Capital and has been at Vector Capital since August 2002.  Mr. Mehta has been a member of the Board of Directors of Corel Corporation since 2003.  Mr. Mehta served as Corel Corporation’s interim President and Chief Executive Officer from November 2003 to June 2005.

(12)  The information appearing in Schedule B “Security Ownership Of Certain Beneficial Owners And Management” to the Offer to Purchase is replaced in its entirety with the following:

SCHEDULE B

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth (i) certain information with respect to the Shares beneficially owned by the members of the Purchaser Group and (ii) the purchases of Shares by the members of the Purchaser Group during the past sixty days.  Alexander R. Slusky is the sole director of Vector Capital Partners II International, Ltd.  Vector Capital Partners II International, Ltd. is the sole general partner of the Purchaser.  Except as otherwise stated, the security ownership information in the table below is given as of October 22, 2009 and, in the case of percentage ownership information, is based on 25,905,422 Shares outstanding as of September 22, 2009. Beneficial ownership is determined in accordance with the rules of the SEC.

	Securities Ownership
Filing Person	Number		Percent	Securities Transactions for Past 60 Days
Corel Holdings, L.P.	17,682,698	(1)	68.3%	None

Vector Capital Partners II International, Ltd..	17,682,698	(2)	68.3%	None

	Securities Ownership
Filing Person	Number		Percent	Securities Transactions for Past 60 Days
Alexander R. Slusky	17,682,698	(3)	68.3%	None

Amish Mehta	19,645	(4)	0.0%	None
_______________

(1)   Consists of 17,682,698 Shares, except that Vector Capital Partners II International, Ltd., the general partner of Corel Holdings, L.P., may be deemed to have sole power to vote and dispose of these shares, and Alexander R. Slusky, the sole director of Vector Capital Partners II International, Ltd., may be deemed to have sole power to vote and dispose of these shares.  Of the 17,682,698 shares, 25,084 are beneficially owned directly by Alexander R. Slusky, and the remainder are beneficially owned by Corel Holdings, L.P.

(2)   Consists of 17,682,698 shares, all of which are beneficially owned by Corel Holdings, L.P.  Vector Capital Partners II International, Ltd., the general partner of Corel Holdings, L.P., may be deemed to have sole power to vote and dispose of these shares, and Alexander R. Slusky, the sole director of Vector Capital Partners II International, Ltd., may be deemed to have sole power to vote and dispose of these shares.

(3)   Consists of 17,682,698 shares, of which 25,084 are beneficially owned directly by Alexander R. Slusky and of which the remainder are beneficially owned by Corel Holdings, L.P.  Alexander R. Slusky is the sole director of Vector Capital Partners II International, Ltd., which is the sole general partner of Corel Holdings, L.P., and may be deemed to have sole power to vote and dispose of these shares.

(4)   Consists solely of shares issuable upon the exercise of options exercisable within 60 days of September 30, 2009.

Item 12.  Exhibits.

Item 12 is hereby amended and supplemented to add the following additional exhibits:

Exhibit No.	Description
(a)(5)(iii)	Press release, dated November 12, 2009.

Information Required by Schedule 13D

This Schedule TO also constitutes Amendment No. 4 to Statement on Schedule 13D of Corel Holdings, L.P., Vector Capital Partners II International, Ltd. and Alexander R. Slusky filed with the Securities and Exchange Commission on April 1, 2008, as amended (the “Schedule 13D”).

(1) Item 2 of the Schedule 13D is hereby amended and supplemented by deleting the second paragraph and replacing it with the following paragraph:

(b) The business address for the Reporting Persons is One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105.

(2) Item 3 of the Schedule 13D is hereby amended and supplemented by deleting the last paragraph and adding the information set forth in the Section of the Offer to Purchase entitled “The Offer—Section 11—Source and Amount of Funds,” as such information has been amended pursuant to Amendment No. 2 to the Schedule TO.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  November 12, 2009

Corel Holdings, L.P.
By Vector Capital Partners II International, Ltd.	/s/ Alexander R. Slusky
Its General Partner	Alexander R. Slusky
Director

Vector Capital Partners II International, Ltd.	/s/ Alexander R. Slusky
Alexander R. Slusky
Director

Alexander R. Slusky	/s/ Alexander R. Slusky

Amish Mehta	/s/ Amish Mehta

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated October 28, 2009.*

(a) (1)(ii)	Letter of Transmittal.*

(a) (1)(iii)	Notice of Guaranteed Delivery.*

(a) (1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(i)	Press Release, dated October 28, 2009.*

(a)(5)(ii)	Investor Presentation.*

(a)(5)(iii)	Press release, dated November 12, 2009.

(f)
Reference is made to Section “Special Factors—Section 4—Acquisition of Shares Not Tendered in the Offer; Dissenters’ Rights” of the Offer to Purchase, which is filed as Exhibit (a)(1)(i) to this Schedule TO.*

(g)	Not applicable.

(h)	Not applicable.
____________

     *   Previously filed